Exhibit 99.2

IMRIS Inc.

NOTICE-AND-ACCESS NOTIFICAITON TO SHAREHOLDERS

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD ON MAY 7, 2015

NOTICE IS HEREBY GIVEN THAT the annual meeting of the shareholders of IMRIS Inc. (the “Corporation”) will be held on Thursday, May 7, 2015 at 11:00 a.m. (EST) at the DoubleTree Hilton Hotel Toronto, 108 Chestnut Street, Toronto Ontario, M5G 1R3, (the “Meeting”), for the following purposes:

1.	to receive the financial statements of the Corporation for the financial year ended December 31, 2014, together with the report of the auditors of the Corporation thereon;

2.	to elect the directors of the Corporation;

3.	to re-appoint the auditors of the Corporation and to authorize the directors of the Corporation to fix the auditors’ remuneration; and

4.	to transact such further or other business as may properly come before the Meeting or any adjournment or adjournments thereof.

The Corporation is sending proxy-related materials to non-registered shareholders using Notice and Access. Notice and Access is a set of rules for reducing the volume of materials that must be physically mailed to shareholders by posting the Corporation’s Management Information Circular and additional materials online. The Management Information Circular providing further information relevant to the matters scheduled to come before the Meeting, this Notice, a Form of Proxy, the audited annual financial statements of the Corporation for the year ended December 31, 2014 and the management discussion and analysis (“MD&A”) relating to such financial statements are or will be available on SEDAR at www.sedar.com and on the Corporation’s website at www.imris.com. Shareholders are reminded to review these online materials prior to voting. The matters identified in Items 2 and 3 above are described in the Management Information Circular under the heading “Ordinary Matters to be Acted Upon at the Meeting”.

Pursuant to the requirements of the Canada Business Corporations Act, registered shareholders of the Corporation will receive paper copies of the Management Information Circular, this Notice, the Form of Proxy, the audited annual financial statements of the Corporation for the year ended December 31, 2014 and the MD&A relating to such financial statements. Non-registered shareholders may elect to receive paper copies of such materials by contacting Broadridge Financial Services Inc. at 1-877-907-7643.  In order for non-registered shareholders to receive the paper copies of such materials in advance of any deadline for the submission of voting instructions and the date of the Meeting, it is recommended that requests be made as soon as possible but no later than April 24, 2015.

Shareholders with general questions about Notice and Access can contact the IMRIS Investor Relations department at 1-888-304-0114.

If you are a registered shareholder, a Form of Proxy is enclosed. A copy of the proxy is also available on SEDAR at www.sedar.com and on the Corporation’s website at www.imris.com. If you are a non-registered shareholder, a Voting Instruction Form is enclosed. A copy of the Corporation’s Management Information Circular and a Form of Proxy accompany this Notice. The Board of Directors of the Corporation has fixed March 20, 2015 (the “Record Date”) as the record date for determining the holders of record of common shares who are entitled to receive notice of the Meeting and to attend and vote at the Meeting and any adjournment or postponement thereof.

Registered shareholders who are unable to attend the Meeting in person are requested to date and sign such Form of Proxy and return it to the Chief Executive Officer of the Corporation at 5101 Shady Oak Road, Minnetonka, MN 55343 or to the Corporation’s transfer agent, Computershare Investor Services Inc. (“Computershare”) at 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, Attention: Proxy Department in the envelope provided for that purpose or by fax to Computershare at 1-866-249-7775 (or 1-416-263-9524) and in any such case, not later than 6:00 p.m. (EST) on May 5, 2015. In order to be represented by proxy, you must complete and submit the enclosed Form of Proxy or another appropriate form of proxy.

For non-registered shareholders, use the enclosed Voting Instruction Form to provide voting instructions. The Voting Instruction Form contains instructions on how to complete the form, where to return it and the deadline for its return. It is important that you read and follow the instructions on the Voting Instruction Form in order to have your vote count.

DATED at Winnipeg, Manitoba this 30th day of March 2015.

BY ORDER OF THE BOARD OF DIRECTORS

H. David Graves

Chairman

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IMRIS Inc.

Management Information Circular

March 30, 2015

This Management Information Circular (this “Circular”) and the accompanying form of proxy (the “Proxy”) are being sent to you in advance of the Annual Meeting of Shareholders (the “Meeting”) of IMRIS Inc. (the “Corporation”) to be held at 11:00 a.m. (EST) on May 7, 2015 at DoubleTree Hilton Hotel Toronto, 108 Chestnut Street, Toronto Ontario, M5G 1R3.

This Circular includes information about the Corporation that the Corporation is required to disclose to shareholders and also describes and explains the business to be transacted and the matters to be voted on at the Meeting.

Except as otherwise stated, the information contained in this Circular is given as of March 30, 2015.

Registered Shareholders – Voting by Proxy

The Proxy is being solicited on behalf of management of the Corporation for use at the Meeting and at any adjournment of the Meeting. In addition to using the mail to solicit proxies, directors, officers, employees and agents of the Corporation may solicit proxies by telephone, in writing or in person. The Corporation will pay for all costs of proxy solicitation.

The persons named in the Proxy are officers of the Corporation. A registered holder of common shares of the Corporation has the right to appoint a person or company (who need not be a shareholder of the Corporation) to represent him or her at the Meeting other than the persons designated in the Proxy. A registered shareholder may do so either by inserting the person’s name in the blank space provided in the Proxy, or by completing another proxy. A registered shareholder wishing to be represented by proxy at the Meeting or at any adjournment of the Meeting must, in all cases, deliver the completed Proxy to the Chief Executive Officer of the Corporation at 5101 Shady Oak Road, Minnetonka, MN 55343 or to the Corporation’s transfer agent and registrar, Computershare Investor Services Inc. (“Computershare”) at 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, Attention: Proxy Department in the envelope enclosed, or submit the completed Proxy by facsimile to Computershare at 1-866-249-7775 or 1-416-263-9524, no later than 6:00 p.m. (EST) on May 5, 2015 or, if the Meeting is adjourned, 48 hours before any adjournment of the Meeting.

If you are a registered shareholder, in addition to revoking your proxy in any other manner permitted by law, you may revoke your proxy under sub-section 148(4) of the Canada Business Corporations Act (the “CBCA”) by depositing an instrument in writing executed by you or your attorney authorized in writing at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or an adjournment thereof, at which the proxy is to be used, or with the chairperson of the Meeting on the day of the Meeting or an adjournment thereof. If your written statement revoking your proxy is delivered to the Chairperson of the Meeting on the day of the Meeting or any adjournment of the Meeting, the revocation of your proxy will not be effective with respect to any matter on which a vote has already been cast pursuant to your original proxy.

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The officers of the Corporation named in the Proxy or any other person properly appointed by a registered shareholder as a proxy holder will vote or withhold from voting any common shares in the capital of the Corporation (“Common Shares”) held by him or her and in respect of which they have been appointed proxy holders in accordance with his or her directions on the Proxy. The common shares in the capital of the Corporation, held by a registered shareholder, will be voted or withheld from voting in accordance with his or her instructions on any ballot that may be called for. In the absence of any direction from a registered shareholder, his or her Common Shares will be voted FOR the election of the directors named in this Circular and FOR the appointment of the auditors of the Corporation named in this Circular.

The management of the Corporation knows of no amendment to the matters referred to in the accompanying Notice of Meeting or of any other business that will be presented at the Meeting. If any amendment or other business should properly be brought before the Meeting, however, the accompanying Proxy confers discretionary authority upon the persons named in the Proxy to vote upon any amendment or on such other business in accordance with their discretion.

Non-Registered Shareholders – Voting Instruction Form

Only registered holders of Common Shares or the persons they appoint as their proxies are permitted to vote at the Meeting. Many shareholders are “non-registered” shareholders (“Non-Registered Shareholders”) because the shares they own are not registered in their names but are instead either (i) registered in the name of an intermediary (the “Intermediary”) that the Non-Registered Shareholder deals with in respect of the Common Shares, such as, among others, brokerage firms, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans, or (ii) in the name of a clearing agency (such as the Canadian Depository for Securities Limited) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Corporation has distributed copies of the notice of meeting, this Circular and the Proxy (collectively the “Meeting Materials”) to Intermediaries and clearing agencies for onward distribution to Non-Registered Shareholders of Commons Shares.

Intermediaries are required to forward the Meeting Materials to Non-Registered Shareholders unless a Non-Registered Shareholder has waived the right to receive them. Intermediaries often use service companies to forward the meeting materials to Non-Registered Shareholders. If you are a Non-Registered Shareholder, your name and address will appear on the voting instruction form sent to you by an Intermediary (bank, broker or trust company). A Non-Registered Shareholder may vote by mail, phone or on the Internet in accordance with the voting instruction form. A Non-Registered Shareholder may appoint a proxy by mail or on the Internet. Your Intermediary, as registered holder, will submit the vote or proxy appointment to the Corporation on your behalf. You must submit your voting instruction form in accordance with the instructions and within the time limits set by your Intermediary. If you or a person you designate plan to attend the meeting and vote, you must appoint yourself or that person as proxy using the voting instruction form.

The Non-Registered Shareholder should carefully follow the instructions of their Intermediary, including those regarding when and where the voting instructions form is to be delivered.

A Non-Registered Shareholder may revoke a voting instruction form given to an Intermediary by contacting the Intermediary through which the Non-Registered Shareholder’s Common Shares are held and following the instructions of the Intermediary respecting the revocation of proxies. In order to ensure that an Intermediary acts upon a revocation of a voting instruction form, the written notice should be received by the Intermediary well in advance of the Meeting.

If you are a non-registered owner, and the issuer or its agent has sent materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

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Notice and Access

The Corporation is sending proxy-related materials to Non-Registered Shareholders using Notice and Access. Notice and Access is a set of rules for reducing the volume of materials that must be physically mailed to shareholders by posting the information circular and additional materials online. Non-Registered Shareholders will still receive the Notice of Meeting, and may choose to receive a hard copy of the Information Circular and other materials. Details are included in the Notice of Meeting. This Circular, the Notice of Meeting, a form of proxy, the audited annual financial statements of the Corporation for the year ended December 31, 2014 and the MD&A relating to such financial statements are or will be available on SEDAR at www.sedar.com and on the Corporation’s website at www.imris.com. Shareholders are reminded to review these online materials when voting.

Pursuant to the requirements of the Canada Business Corporations Act, registered shareholders of the Corporation will receive hard copies of this Circular, the Notice of Meeting, the form of proxy, the audited annual financial statements of the Corporation for the year ended December 31, 2014 and the MD&A relating to such financial statements.

Notice to United States Shareholders

The solicitation of proxies by the Company is not subject to the requirements of Section 14(a) of the United States Securities Exchange Act of 1934, (as amended the “US Exchange Act”), by virtue of an exemption applicable to proxy solicitations by “foreign private issuers” as defined in Rule 3b-4 under the US Exchange Act. Accordingly, this Management Information Circular has been prepared in accordance with the applicable disclosure requirements in Canada. Shareholders in the United States should be aware that such requirements are different than those of the United States applicable to proxy statements under the US Exchange Act.

Currency

In this Management Information Circular, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in United States dollars. All references to “dollars”, “$”, or “USD” are referring to United States dollars. Any amounts in Canadian dollars have been highlighted by the inclusion of the prefix “CDN” before a specified dollar amount.

Common Shares

Only the holders of record of Common Shares at the close of business on March 20, 2015 (the “Shareholders”) are entitled to receive notice of the Meeting. Such Shareholders are entitled to vote at the Meeting unless their Common Shares have been transferred and the person to whom such Common Shares have been transferred has produced certificates representing the transferred Common Shares or has otherwise established ownership of the transferred Common Shares and has demanded, on or before the commencement of the Meeting, that their name be included on the list of the Corporation’s shareholders entitled to vote at the Meeting.

At the date hereof, 62,594,346 Common Shares were issued and outstanding, the holders of which are entitled to one (1) vote for each Common Share held.

The following table sets forth information regarding the beneficial ownership, direction or control of the Common Shares as of the date hereof with respect to any persons who, as of such date, are known to the directors or officers of the Corporation and who, directly or indirectly beneficially owns, or controls or directs, more than 10% of the votes attached to the Common Shares.

Name of Beneficial Owner	Number of Common Shares Held	Percentage of Voting Common Shares
H. David Graves(1)	14,276,131	22.8%

(1)	These shares are held by Norpine Holdings Inc. and Centara Corporation, investment companies ultimately controlled by H. David Graves, Chairman of IMRIS Inc.

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ORDINARY MATTERS TO BE ACTED UPON AT THE MEETING

1.	Presentation of Financial Statements and Other Financial Information

The audited financial statements of the Corporation for the year ended December 31, 2014 (the “Financial Statements”) and the auditor’s report on the Financial Statements will be presented to shareholders at the Meeting. In accordance with the provisions of the CBCA, the Financial Statements are merely presented at the Meeting and will not be voted on.

The Corporation has filed or will file an Annual Information Form (the “AIF”) for its 2014 fiscal year and its 2014 Annual Consolidated Financial Statements and Management’s Discussion and Analysis of the Financial Statements on the Canadian Securities Administrator’s System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com that contain, among other things, all of the financial disclosure (including copies of the Financial Statements and Management’s Discussion and Analysis of the Financial Statements) required under National Instrument 52-110 – Audit Committees of the Canadian Securities Administrators. In particular, the information that is required to be disclosed in Form 52-110F1 of National Instrument 52-110 may be found under the headings “Audit and Governance Committee” and “Pre-Approval of Audit and Non-Audit Services” in the AIF. Upon request, the Corporation will provide copies of the AIF to shareholders free of charge.

2.	Election of Directors

The Board of Directors of the Corporation (the “Board”) currently consists of seven (7) Directors. The persons named in the Proxy intend to vote FOR the election of the seven (7) nominees whose names are set forth below. Each Director will hold office until the next annual meeting of the shareholders of the Corporation or until the election of his successor, unless his office is earlier vacated in accordance with the by-laws of the Corporation.

The following table sets forth the name, province/state and country of residence of each person proposed to be nominated by management for election as a Director, all other positions and offices of the Corporation now held by that person, his principal occupation, the year in which he first became a Director of the Corporation and the number of Common Shares that such person has advised the Corporation are beneficially owned, or controlled or directed, directly or indirectly, as of the date of this Circular.

`The Corporation has an Audit and Governance Committee and a Compensation Committee. The members of such committees are identified below.

Name, Province and Country of Residence and Position with the Corporation	Director Since	Principal Occupation	Number of Common Shares Beneficially Owned, or Controlled or Directed, Directly or Indirectly

H. David Graves British Columbia, Canada Chairman of the Board	2005	Chairman	14,276,131

Jay D. Miller Minnesota, USA Director, President and Chief Executive Officer	2013	President and Chief Executive Officer	10,000

Stephen Armstrong(1) Minnesota, USA Director	2013	Senior Advisor, Patterson Companies, Inc.	-

Carey Diamond(2) Ontario, Canada Director	2006	President and Chief Executive Officer, Whitecastle Investments Limited	5,264,345

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Name, Province and Country of Residence and Position with the Corporation	Director Since	Principal Occupation	Number of Common Shares Beneficially Owned, or Controlled or Directed, Directly or Indirectly

William Fraser(1) Manitoba, Canada Director	2007	Corporate Director	1,111,338

James Hickey(1) (2) Minnesota, USA Director	2013	President and Chief Executive Officer, Phraxsis, Inc.	20,000

Blaine Hobson(2) Ontario, Canada Director	2006	Managing Partner, Whitecap Venture Partners	1,359,844

(1)	Member of the Audit and Governance Committee.
(2)	Member of the Compensation Committee.

The following are brief profiles of each of our Directors, including a description of each individual’s principal occupation within the past five years. The information provided below has been provided to us by the individuals themselves and has not been independently verified by us.

H. David Graves, Chairman

Mr. Graves is Chairman of the Board of Directors of the Corporation. Mr. Graves is the Chairman of Centara Corporation, a venture capital firm, and has held that role since 1994. Mr. Graves was formerly the Chief Executive Officer of IMRIS from its formation in May 2005 until August 2013.  Prior to that, Mr. Graves was the founder and Chief Executive Officer of Broadband Networks Inc., a telecommunications equipment developer. Mr. Graves is a graduate of the University of Manitoba faculty of Engineering and the Executive Marketing program at Queen's University and is a registered professional engineer.

Jay D. Miller, Director

Mr. Miller was named Chief Executive Officer and appointed to the Board of Directors in August 2013. Mr. Miller joined IMRIS as President and Chief Operating Officer in 2012 and was responsible for the operation of IMRIS’ business globally, including Sales, Marketing, Research and Development, Operations, Customer Service, Regulatory Affairs and Quality. Mr. Miller has extensive technical and managerial experience in the medical device industry. Prior to joining IMRIS he was the President and Chief Executive Officer of Zonare Medical Systems, President and Chief Executive Officer of Vital Images Inc., and held senior roles at both GE Healthcare and Siemens Healthcare. Mr. Miller has a B.A. in Chemistry from Dartmouth College, a Masters in Biomedical Engineering from the University of Virginia, and an MBA from the Kellogg School of Management, Northwestern University.

Stephen Armstrong, Director

Mr. Armstrong is a member of the Audit and Governance Committee and a director of the Corporation. Mr. Armstrong is Senior Advisor for Patterson Companies, Inc. Prior to that, Mr. Armstrong had been Executive Vice President and Chief Financial Officer of Patterson Companies, Inc., from 1999 until his retirement in October, 2014. Patterson is a publicly traded distributor of supplies, equipment and services to dental, companion-animal veterinary and therapy professionals. Starting his career at Ernst and Young LLP in 1973, he became an audit assurance partner in his 26-year tenure at the firm, primarily serving publicly-traded national and multinational clients. He is also a Board member of Delphax Technologies, Inc. and is chair of its Audit Committee.

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Carey Diamond, Director

Mr. Diamond is the Chairman of the Compensation Committee and a director of the Corporation.  Mr. Diamond has held senior management positions at Whitecastle Investments Limited, an investor in venture and later stage private companies, since 1989, and since 1998 has been its President and Chief Executive Officer.  Since 2002, he has been Managing Director of Whitecap Venture Partners and since 2004, he has been Managing Director of Whitecastle Private Equity Partners.  Mr. Diamond has served as a director of multiple public companies.  In addition to sitting on the boards of various private companies, Mr. Diamond is a Board member of the Sunnybrook Health Sciences Centre Foundation and a member of the Baycrest Centre Finance Committee. He was a past Director and Vice-Chair of the Sunnybrook Health Sciences Centre and past Director and Vice Chair of the Baycrest Centre for Geriatric Care. Mr. Diamond holds a B.A. in Economics from the University of Western Ontario and an LL.B. from Osgoode Hall Law School.  He is a member of the Law Society of Upper Canada.

William Fraser, F.C.A., Director

Mr. Fraser is Chairman of the Audit and Governance Committee and a director of the Corporation. Mr. Fraser was the President and Chief Executive Officer, and a Director of Manitoba Telecom Services Inc. (MTS) from 1994 to 2006, and successfully led the transformation of the provincial crown corporation to a publicly traded corporation, and the third largest telecommunications company in Canada. Mr. Fraser was the Vice President Finance of MTS from 1986 to 1994, and prior to that was the Assistant Deputy Minister, Finance for the Government of Manitoba (1981-1986). Mr. Fraser is a Director and Chairman of the Board of Manitoba Hydro and is Chair of the finance committee of the Board of Directors for St. Boniface Hospital Foundation. Mr. Fraser has been a director of a number of other corporations and charitable organizations during his career. Mr. Fraser is a Chartered Accountant and was named a Fellow of the Institute of Chartered Accountants in 2002.

James Hickey, Director

Mr. Hickey is a member of the Audit and Governance Committee, a member of the Compensation Committee, and a director of the Corporation. Mr. Hickey has over 35 years of experience in the healthcare industry as an operating executive and director. He is currently President and Chief Executive Officer of Phraxis, Inc., an early stage medical device company focusing on vascular access products. Jim was most recently the Board Chairman of Vital Images (VTAL), which was acquired by Toshiba Medical Systems in June 2011. Jim has been CEO of two public and two private medical device companies covering products from portable ventilators to ICD’s to mitral valve repair. Earlier in his career Mr. Hickey spent 15 years with American Hospital Supply Corporation/Baxter Healthcare.

Blaine Hobson, Director

Mr. Hobson is a member of the Compensation Committee and a director of the Corporation. Mr. Hobson is a venture capital investor and has been the Managing Partner of Whitecap Venture Partners since November 2003. Prior to that, Mr. Hobson was the Chief Executive Officer of several WhiteCap investee companies. Mr. Hobson is a business executive with over 30 years of experience in start-ups and business turn-arounds in both the private and public sectors. Mr. Hobson has successfully led a number of entrepreneurial ventures and teams in the automobile, manufacturing, medical supply, telecom and investment industries. Mr. Hobson originally joined Whitecap Venture Partners in 1995 where, as an Executive Vice President, he led the Technology Practice, and held the role of "Entrepreneur in Residence". Since 2004, Mr. Hobson has also been a Managing Director of Whitecastle Private Equity Partners LP.

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Penalties and Sanctions and Personal Bankruptcies

None of the nominees for election as directors:

(a)	is, as of the date hereof, or has been, within 10 years before the date of this Circular, a director or executive officer of any company (including the Corporation) that, while that person was acting in that capacity,

(i)	was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(ii)	was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(iii)	or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangements or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or,

(b)	has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed nominee.

The information as to cease trade orders and bankruptcies, not being within the knowledge of the Corporation, has been furnished by the directors.

Majority Voting Policy

The Corporation has adopted a majority voting policy in director elections that will apply at any meeting of shareholders where an uncontested election of directors is held. Pursuant to this policy, if the number of proxy votes withheld for a particular director nominee is greater than the votes for such director, the director nominee will be required to submit his or her resignation as a director to the Chair of the Board promptly following the applicable shareholders’ meeting. Following receipt of resignation, the Audit and Governance Committee will consider whether or not to accept the offer of resignation and make a recommendation to the Board. Within 90 days following the applicable shareholders’ meeting, the Board shall publicly disclose their decision whether to accept the applicable director’s resignation or not, including the reasons for rejecting the resignation, if applicable. A director who tenders his or her resignation pursuant to this policy will not be permitted to participate in any meeting of the Board or the Audit and Governance Committee at which the resignation is considered. A copy of the majority voting policy may be found on the Corporation’s website at www.imris.com.

3.	Re-Appointment of Independent Auditors and Authorization of Directors to Fix Their Remuneration

It is intended to vote the Proxy solicited hereby for (unless the shareholder directs its Common Shares to be withheld from voting in the appointment of auditors) the re-appointment of Deloitte & Touche LLP (“Deloitte”), as independent auditors of the Corporation to hold office until the next annual meeting of shareholders and to authorize the directors to fix the auditors’ remuneration. Deloitte LLP, located in Winnipeg, Canada, was the auditor of the Corporation beginning with the fiscal year ended December 31, 2005. When the Company relocated certain parts of its operations to Minnesota, the board appointed Deloitte & Touche LLP, which is located in Minneapolis, Minnesota, to be the auditor of the Corporation effective June 30, 2013. The Corporation was formed on May 18, 2005 and therefore did not have auditors prior to that date.

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The reappointment of Deloitte as auditors of the Corporation will be authorized if it is approved by a majority of the votes cast by shareholders represented in person or by proxy at the Meeting and entitled to vote thereon.

Auditors’ Fees

Audit Fees

Fees for audit services provided by Deloitte totaled approximately $354,000 and $284,000 in 2014 and 2013, respectively. Audit Fees consist of the aggregate fees billed by Deloitte for professional services rendered by it for the audit of our annual financial statements, review of quarterly financial statements or services that are normally provided by Deloitte in connection with statutory and regulatory filings or engagements.

Audit-Related Fees

Fees for audit-related services provided by Deloitte totaled approximately $21,000 and $58,000 in 2014 and 2013, respectively. Audit Related Fees consist of the aggregate fees billed by Deloitte for assurance and related services rendered by them that are reasonably related to the performance of the audit or review of our financial statements and are not reported as Audit Fees. Services provided include review of complex accounting issues.

Tax Fees

Fees for tax services provided by Deloitte totaled approximately $114,000 and $425,000 in 2014 and 2013, respectively. Tax Fees consist of the aggregate fees billed by Deloitte for professional services rendered by them for tax compliance, tax advice and tax planning. Tax services included advisory services related to commodity taxes and review and filing of our annual income tax returns.

All Other Fees

All Other Fees consist of fees billed by Deloitte for products and services other than fees noted above. There were no other fees in 2014 or 2013.

Other Matters

Management of the Corporation knows of no matters to come before the Meeting other than as set forth in the Notice of Meeting. However, if other matters, which are not currently known to management, should properly come before the Meeting, the accompanying proxy will be voted on such matters in accordance with the best judgment of the persons voting the proxy.

Statement of Executive Compensation

Compensation Discussion and Analysis

Introduction

This compensation discussion and analysis (“CD&A”) describes and explains the Corporation’s policies and practices with respect to the compensation of its named executive officers, being each of Chief Executive Officer (the “CEO”), its Chief Financial Officer and/or Principal Accounting Officer (the “CFO”), the three most highly compensated executive officers other than the CEO and CFO (collectively, with the CEO and the CFO or acting CFO, the “NEOs”) and any individual who would have been included as one of the three most highly compensated executive officers, previously described but for the fact that the individual was neither an executive officer of the company, nor acting in a similar capacity, at the end 2014.

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Unless otherwise noted, in 2014 all compensation described in this statement is awarded to, earned by, paid to, or payable to an NEO in U.S. dollars. During 2013 and 2012, all compensation described was awarded to, earned by, paid to, or payable to an NEO in Canadian dollars. Unless otherwise noted, all Canadian compensation amounts have been converted into United States dollars at the following Bank of Canada annual average rates:

Fiscal 2014:	US $1.00 = CDN $1.1045
Fiscal 2013:	US $1.00 = CDN $1.0299
Fiscal 2012:	US $1.00 = CDN $1.0000

Any compensation amounts included in this statement that are in Canadian dollars have been highlighted by the inclusion of the prefix “CDN” before a specified dollar amount.

Overview of compensation philosophy

The Corporation’s executive compensation philosophy is to provide competitive compensation to attract and retain talented staff capable of achieving the Corporation’s strategic and performance objectives. Accordingly, an appropriate portion of total compensation is variable and linked to achievement of goals, both corporate and individual. Consistent with this philosophy, the primary objectives of the Corporation’s compensation program for its NEOs are:

•	to attract and retain talented, high-achieving executives who will contribute to the success of the Corporation and to increase long-term shareholder value;

•	to motivate the executive management team to meet and exceed operating targets and long-term strategic goals; and

•	to align the interests of management and the Corporation’s shareholders by emphasizing performance-based compensation that recognizes individual and corporate performance, and which helps to increase long-term shareholder value.

The compensation program seeks to align management interests with shareholder interests through both short and long-term incentives linking compensation to performance. The short-term incentive is in the form of an annual cash bonus while the longer-term incentive is in the form of stock option grants, which creates a direct correlation between variations in the Corporation’s stock price and the compensation of the NEOs.

Compensation Committee

The Corporation’s Compensation Committee (the “Committee”) was formed by the Board of Directors on September 20, 2007, to assist the Board in discharging the Board’s oversight responsibilities relating to the compensation, development, succession and retention of the CEO and all senior executives and employees, and the establishment of fair and competitive compensation and performance incentive plans.

The Committee consists of three directors, Carey Diamond, Blaine Hobson and James Hickey. All of these directors are considered independent within the rules of United States and Canadian securities laws. The relevant experience and skills that enable the members to make decisions on the suitability of the Corporation’s compensation policies and practices are described in the biographies included in the section entitled “Ordinary Matters to be Acted Upon at the Meeting – Election of Directors “of this document.

The Committee’s responsibilities include the following:

•	recommend to the Board the appointment/termination of the CEO;

•	at least annually review and approve corporate goals and objectives relevant to CEO compensation, evaluate the CEO’s performance in light of those corporate goals and objectives and make recommendations to the Board with respect to the CEO’s compensation level based on that evaluation;

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•	considering recommendations from the CEO and other applicable management, recommend to the Board the appointment, promotion, termination and compensation of the CEO’s direct reports and other senior officers;

•	annually review IMRIS’s development and succession plans and review and recommend to the Board the annual corporate compensation plan and guidelines, including compensation and benefits programs, which the Committee may, in its sole discretion, meet directly with outside advisors/consultants who have been engaged to provide advice in this regard;

•	establish and monitor the terms and conditions of stock option, stock purchase or other equity compensation plans (the “Plans) and any related agreements and amendments to the Plans, and act as the Board committee responsible for administering the Plans, including reviewing, approving and recommending to the Board awards under the Plans;

•	recommend to the Board from time to time the amount, determination and payment of remuneration to be paid by IMRIS to the members of the Board in light of their time commitment, fees paid by comparable companies and their responsibilities;

•	assist the CEO by reviewing major organizational changes and significant new human resources policies/programs or material changes to existing human resource policies and programs and ensuring that human resources policies are in compliance with applicable laws and regulations;

•	produce an annual report on executive compensation and review all executive compensation disclosure prior to its public disclosure by IMRIS; and

•	review and monitor the overall employment environment and consider any other human resources issues as it considers appropriate or as may be referred to it by the Board.

Role of Management in Determining Compensation

Although the Committee is responsible for determining and, where necessary, making recommendations to the Board on the Compensation of the Corporation’s NEOs, the CEO and the CFO assist the Committee in this process. The CEO and CFO assist the Committee by compiling information to be used by the Committee in its compensation determinations, documenting historical compensation levels and methods used by the Corporation, reviewing and reporting on the performance of the NEOs, other than the CEO, and by compiling and assessing, where appropriate, information related to the compensation levels of the executive officers of other companies comparable to the Corporation.

In 2012, the Compensation Committee sought to receive expert independent advice from an advisor who reports directly to the Committee. The advisor’s primary role was to support the Committee and to act only on instructions provided or approved by the Committee Chair. The advisor did not perform work on any other IMRIS mandate. Towers Watson was engaged as the Committee’s advisor. The analyses and advice provided by Towers Watson, include, but were not limited to, compensation philosophy, the establishment of peer groups, market compensation practices and levels, guidance on annual total direct compensation recommendations for the CEO and other Senior Executive Team members, incentive compensation plan design and retirement benefits.

The Towers Watson Report in 2012 included an assessment of the competitive positioning of the Corporation’s compensation practices relative to a group of comparable companies. The peer group agreed to by the Corporation and Towers Watson for the purpose of this study was Accuray Inc., MAKO Surgical Corp., Angio Dynamics Inc., Natus Medical Inc., Analogic Corp and Novadaq Technologies Inc.

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Elements of Executive Compensation

Compensation of the Corporation’s NEOs for the fiscal year ended December 31, 2014 included the following components:

•	base salary;

•	an annual cash bonus pursuant to the Senior Management Incentive Program (“SMIP”);

•	long-term incentives in the form of stock options granted pursuant to the SMIP, in respect of new hires, granted in consideration of the executive’s acceptance of an offer of employment by the Corporation; and retention grants for select NEOs; and

•	retirement benefits under the Corporation’s defined contribution plan.

The Corporation believes that these elements of compensation, when combined, provide an appropriate mix of conventional and incentive-based compensation. The base salary, on the one hand, provides for a stable income while the incentive compensation under the SMIP (as described below) provides an important mix of both short-term incentive in the form of an annual cash bonus and a longer-term incentive in the form of stock options. As of the date of this filing, the Company does not anticipate making any significant changes to its compensation policies and practices in the next financial year.

Base Salary

The base salary of the NEOs, other than the CEO, was determined by the CEO prior to the formation of the Compensation Committee in 2007, and was established at levels to be able to attract the qualified executives and was generally consistent with the compensation offered at that time for similar roles at comparable companies. These base salaries were reviewed and validated as part of the 2012 Towers Watson review of Executive Compensation commissioned by the Compensation Committee of the Board. Further, the Corporation recognizes that the NEOs function as an integrated team and therefore the base salaries were established such that individuals with a similar level of responsibility were treated comparably to one another.

In establishing the compensation plan for the CEO, the Committee took into consideration the compensation levels for the other senior executives of the Corporation as well as general market rates for similar positions, which once again were reviewed and validated as part of the Towers Watson review of Executive Compensation referenced above.

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The base salaries of the Corporation’s NEOs as of December 31, 2014 and 2013 are set out in the table below. All salaries in 2014 were paid in US dollars.

Name	Title	Base Salary for Fiscal 2014		Base Salary for Fiscal 2013
		CDN	USD	CDN	USD
Jay D. Miller(1)	President and Chief Executive Officer	-	$450,000	-	$450,000
Kelly McNeill(2)	Executive Vice President Finance and Administration and CFO	-	295,000	$295,000	286,431
Jeffery Bartels(3)	Director – Finance Principal Accounting Officer	-	160,000	-	160,000
Mark Reade	Executive Vice President, Global Sales	-	255,000	-	255,000
Meir Dahan(4)	Executive Vice President, Research and Development	-	285,000	285,000	276,722
Mike Fritts(5)	Executive Vice President, Global Customer Service	-	255,000	-	255,000

(1)	Mr. Miller became the Corporation’s Chief Executive Officer effective August 1, 2013, prior to which he was President and Chief Operating Officer. His base salary was increased from $400,000 to $450,000 effective August 2013. He joined the Corporation in September 2012.
(2)	Mr. McNeill terminated his employment with IMRIS in September 2014. Mr. McNeill was paid in Canadian dollars during 2013 and US dollars during 2014.
(3)	Mr. Bartels acted as the Principal Accounting Officer and acted in the capacity of CFO after Mr. McNeill terminated his employment. Mr. Bartels joined the Corporation in February 2013.
(4)	Mr. Dahan’s base salary was paid in Canadian dollars during 2013 and US dollars during 2014.
(5)	Mr. Fritts joined the Corporation in February 2013.

Senior Management Incentive Plan (SMIP)

The Corporation introduced the SMIP in 2007 to provide for both short and long term incentives for personal and corporate performance. The incentives provided under the SMIP provide a variable component in the executive compensation to motivate executive performance, to ensure that it is aligned with the Corporation’s overall performance, and to recognize the executive’s initiatives to improve the operational efficiency and execution of strategic initiatives to grow the Corporation.

Short-term Incentive

The short-term portion of the SMIP provides for an overall cash bonus expressed as a target percentage of the base salary of the executive, which is 50 percent in respect of the CEO, 30 percent in respect of Executive Vice President NEOs other than the Executive Vice President, Global Sales, and 25 percent in respect to non-Executive Vice President NEOs, based on the achievement of both personal and corporate objectives compared to targets established annually by the Committee. The SMIP establishes certain thresholds to determine the achievement of the corporate objectives, and further provides that the executives may earn up to 150% of the targeted incentives where the performance targets are exceeded. During the period January 1, 2014 to August 31, 2104, the short-term portion of the SMIP for the Executive Vice President, Global Sales was as stated above. From the period of September 1, 2014 to December 31, 2013, cash bonus plan for the Executive Vice President, Global Sales consisted of a sales commission structure.

The short-term portion of the SMIP is weighted 80 percent toward the attainment of corporate objectives and 20 percent toward the attainment of personal objectives for the CEO, 70 percent towards the corporate objectives and 30 percent toward the attainment of personal objectives for the Executive Vice President NEOs, other than the Executive Vice President, Global Sales, and 50 percent towards the corporate objectives and 50 percent toward the attainment of personal objectives for the non-Executive Vice President NEOs. The corporate objectives are established by the Committee on an annual basis, taking into consideration the strategic and tactical goals of the Corporation. For 2014, these included the attainment of targeted bookings (are defined as purchase orders taken into backlog in the period), recognized revenues, gross margin percentages, gross margin percentages related to bookings, and Adjusted EBITDA. Each component is worth 20 percent. Bonus eligibility for corporate objectives commences when three of the five thresholds are met, one of which must be Adjusted EBITDA. The targets are confidential and their disclosure would prejudice the Corporation’s interests, as well as could potentially provide inappropriate market guidance.

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The Corporation uses the non-GAAP measure Adjusted EBITDA to measure aspects of financial performance. The Corporation defines Adjusted EBITDA as earnings (loss) before stock based compensation, gain (loss) on asset disposals, interest income (expense), foreign exchange gain (loss), embedded derivatives gain (loss), income taxes and amortization and depreciation. The Corporation reports Adjusted EBITDA because they believe Adjusted EBITDA is an important measure of operating performance because it allows management, investors and others to evaluate and compare core operating results, including return on capital and operating efficiencies, from period to period by removing the impact of the capital structure (interest expense from outstanding debt), asset base (depreciation and amortization) tax consequences, and other non-operating items and share based compensation. In addition to its use by management, the Corporation also believes Adjusted EBITDA is a measure widely used by securities analysts, investors and others to evaluate the financial performance of the Company. Adjusted EBITDA does not have a standardized meaning as prescribed by U.S. GAAP and it is not necessarily comparable to similarly titled measures used by other companies.

Amounts earned under the short-term portion of the SMIP, for the fiscal year, are awarded in the next year, after the approval of the annual Financial Statements by the Board.

The Committee’s assessment of personal performance involves a subjective judgement that takes into account many factors, including the NEOs’ ability to manage their respective functional organizations as well as their ability to meet performance objectives set for their area of responsibility. For 2014 and 2013, there was no cash bonus awarded to NEOs related to the corporate objectives. The Committee awarded the NEOs a cash bonus for certain personal objectives achieved in 2013.

The following table sets out the cash bonuses awarded to the NEOs in March 2015 for the 2014 year. All bonuses paid in 2015 are paid in US dollars. In January 2015, the Company granted a one-time retention bonus of $60,000 to Mr. Bartels for the additional duties he has been assigned. The bonus is to be paid on April 30, 2015 if certain employment and performance conditions are met.

Name	Title	Cash bonus
USD
Jay D. Miller	President and Chief Executive Officer	-
Jeffery Bartels	Director-Finance Principal Accounting Officer	-
Mark Reade	Executive Vice President, Global Sales	$31,831
Meir Dahan	Executive Vice President Research and Development	-
Mike Fritts	Executive Vice President, Global Customer Service	-

Long-term Incentive

The Corporation has established an employee Stock Option Plan for employees, directors, officers and consultants that governs all options granted to date and all future option grants made under the Stock Option Plan. The Stock Option Plan was established to provide additional incentives to attract retain and motivate our directors, officers, and employees.

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The Corporation generally grants options to all employees, including its executives, under the Stock Option Plan at the time they are hired. Additional options are also issued in the form of annual grants, which were introduced in 2011 under the amended SMIP, as well as other times as the Board deems appropriate. The Corporation believes that the grant of options under the Stock Option Plan comprises an important element of the executives’ compensation. The Committee believes this is appropriate because it creates a strong correlation between variations in the share price and the compensation of its executives thereby aligning their interests with those of the Corporation’s shareholders. The options vest over time, generally four years, and have a term of six years after the date of grant, which encourages the long-term retention of the Corporation’s executive officers and employees.

The Committee considers a number of factors when determining the number of options to be granted. One such factor is the number of options granted to executives in the past, which is reviewed to ensure that individuals with a similar level of responsibility are treated comparably. The grant date fair value as calculated using the Black-Scholes option pricing model, and the number of options remaining or available to be granted under the Stock Option Plan at the time of grant and therefore available for future grants for either recruitment or incentive purposes.

Options were issued to the CEO and Executive Vice President NEOs effective December 20, 2013 as part of the 2014 long term incentive plan and in lieu of cash bonuses as part of the short term incentive plan. These options are not reflected in the following table.

Name	Options Granted in 2014
	Long-term incentive Options		Retention Options
	Number	Exercise Price CDN	Number	Exercise Price CDN
Jay D. Miller	-	-	-	-
Kelly McNeill	-	-	-	-
Jeffery Bartels	7,890(1) 20,000(2)	$1.94 $0.47	-	-
Mark Reade	-	-	-	-
Meir Dahan	-	-	-	-
Mike Fritts	-	-	-	-

(1)	Options were issued effective March 10, 2014.
(2)	Options were issued effective October 29, 2014.

Retirement Benefits

The Corporation maintains a defined contribution pension plan for all its employees, including the NEOs. Under the plan, the NEO may make contributions of up to 10 percent of the NEO’s base salary, subject to statutory limits, and the Corporation matches 50% of the NEO’s contributions, to a maximum of 3 percent. All contributions made to the plan, whether the individual’s contribution or the Corporation’s matching contribution, vest in favor of the NEO immediately.

As of December 31, 2014, all of the NEOs were participating in the defined contribution pension plan.

Employment Agreements

Each CEO and Executive NEOs as of December 31, 2014 is party to an employment agreement with the Corporation that provides for payments and benefits on the involuntary termination of such executive without cause. The agreements have an indefinite term, subject to certain termination provisions within the agreement. The agreements provide for a base salary and enrollment in the SMIP. The agreements contain non-solicitation and non-competition covenants in favor of the Corporation, which apply during the term of the NEO’s employment and for a period of 12 months (24 months in the case of the CEO) following the termination of employment. The agreements also contain non-disclosure covenants in favor of the Corporation, which apply indefinitely. In addition, the agreements provide that if the executive is terminated for any reason other than for cause, they will receive an amount equal to one year's base salary plus any earned bonus. The executives will also receive benefits, excepting long-term disability insurance, for one year following termination, or alternatively will receive one or more payments equal to the cost of replacing the benefits for the same period. Mr. Bartels is not party to an employment agreement with the Company.

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All unvested stock options previously granted to the NEOs would lapse upon the termination of employment and the vested options would remain exercisable for a period of 90 days after termination before expiring.

In the case of a change of control of the Corporation, all of the NEOs outstanding options will vest, to the extent that they were previously unvested.

Compensation Risk Considerations

In establishing and reviewing executive compensation programs, the Committee considers whether the programs encourage unnecessary or excessive risk taking. The Committee believes the programs provide an appropriate balance of risk and reward and do not motivate unnecessary or excessive risk taking.

The Committee, in its review of risk mitigation practices, believes that having a compensation program that comprises a mix of compensation elements, with a significant portion of compensation in the form of long-term equity awards, acts as a deterrent to executives taking excessive risks. Additionally, the Corporation has risk mitigation practices that design balanced incentive plans that are not focused on a single financial measure and trading restrictions. The Audit and Governance Committee regularly reviews each compensation plan and has the discretion to make adjustments to incentive awards, as appropriate.

Short term incentives are designed to focus executives on the key drivers of the operating businesses and on value creation over both the short and long-term and, as such, minimize the likelihood of inappropriate or excessive risk- taking. The short-term portion of the SMIP has a maximum payout level (set at 150% of each component’s targeted payout level) that limits the amount that an executive can be paid. The goals include the attainment or targeted bookings, recognized revenues, gross margin percentages, gross margin percentages relating to bookings and adjusted EBITDA.  The inclusion of multiple performance measures requires that the operating results of the Corporation outperform in all key metrics in order for executives to achieve the maximum compensation award. This balanced approach reduces the risk of a disproportionate focus by executives on any single aspect of the business for the sole purpose of increasing their compensation.

Long-term equity awards are important to further align employees’ interests with those of the Company’s share- holders. The ultimate value of the awards is tied to the Company’s stock price and since awards are staggered and subject to long-term vesting schedules, they help ensure that NEOs have significant value tied in long-term stock price performance.

All directors and employees, including the NEOs, are also subject to the Corporation’s Insider Trading Policy, which prohibits trading in the securities of the Corporation while in possession of material undisclosed information about the Corporation. These individuals are also prohibited from entering into certain types of hedging transactions involving the securities of the companies, such as short sales, puts and calls. Furthermore, the Corporation permits executives (including the NEOs) to trade in the Corporation’s securities, including the exercise of stock options, only during prescribed trading windows.

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Performance Graph

The graph and table below compare the Company’s cumulative total shareholder return on the Common Shares over the five most recently completed financial years with the cumulative total return of the S&P/TSX Composite Total Return Index over the same period and ending on December 31, 2014.

The NEOs’ cash compensation is not based on the performance of the Corporation’s stock price, and therefore the NEOs’ compensation may not directly compare to the trend shown below. The amounts represented in the graph and table below are in Canadian dollars.

Cumulative Total Return on CND$100 Investment over five most recently completed financial years:

	December 31, 2009	December 31, 2010	December 31, 2011	December 31, 2012	December 31, 2013	December 31, 2014
Common shares	$ 100.00	$ 107.17	$ 52.08	$ 69.25	$ 31.32	$ 18.30
S&P/TSX Total Return Index	$ 100.00	$ 114.45	$ 101.78	$ 105.85	$ 115.97	$ 124.57

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Summary Compensation Table

The following table provides a summary of total compensation earned by each NEO of the Company for Fiscal 2014, Fiscal 2013 and Fiscal 2012. Information presented reflects compensation paid to each NEO during each fiscal period noted, as well as such compensation related to performance during each year granted, paid or to be paid after the end of the fiscal years. The amounts below are in USD.

Name	Year	Salary	Option- based awards (1)(2)	Non-equity incentive plan compensation		Pension value(3)	All other compensation	Total compensation
				Annual incentive plans	Long term incentive plans
		($)	($)	($)	($)	($)	($)	($)
Jay D. Miller(4) President and Chief Executive Officer	2014	450,000	-	-	-	8,874	-	458,874
	2013	420,959	400,140	37,800	-	7,650	-	866,549
	2012	123,077	1,383,619	34,700	-	-	-	1,541,396
Kelly McNeill(5) Executive Vice President, Finance and Administration, Chief Financial Officer
	2014	181,539	-	-	-	5,446	28,365	215,350
	2013	286,431	111,171	22,125	-	7,921	-	427,648
	2012	258,692	42,041	50,850	-	7,761	-	359,344

Jeffery Bartels(6) Director – Finance and Principal Accounting Officer	2014	160,000	12,745	-	-	4,800	-	177,545
	2013	141,539	28,429	11,047	-	2,606	-	183,621
	2012	-	-	-	-	-	-	-
Mark Reade Executive Vice President, Global Sales	2014	255,000	-	70,392	-	8,874	-	334,266
	2013	255,000	23,245	-	-	7,633	-	285,878
	2012	239,960	42,800	-	-	7,200	-	289,960
Meir Dahan Executive Vice President, Research & Development	2014	285,000	-	-	-	4,604	-	289,604
	2013	276,722	109,085	23,245	-	7,652	-	416,704
	2012	257,462	42,917	49,050	-	7,724	-	357,153
Mike Fritts(7) Executive Vice President, Global Customer Service	2014	255,000	-	-	-	7,650	-	262,650
	2013	225,658	304,147	21,420	-	1,471	-	552,696
	2012	-	-	-	-	-	-	-

(1)	Option based awards consist of options granted to an executive officer at the time they commence employment with the Corporation, annual awards under the Senior Management Incentive Program, and retention grants for certain executives. The Corporation has never granted share appreciation rights to any of its directors, officers or employees.
(2)	The fair value of these awards is calculated using the Black-Scholes option valuation model based on the share price at the time of the grant, a risk free rate based on U.S. Treasury yield curve rates, estimated life based on the historic life of the options and a volatility rate based on IMRIS’ historic share price. For accounting purposes, the option value is recorded in the financial statements over the vesting period of the options.
(3)	These entries represent amounts contributed by the Corporation under the defined contribution pension plan described above.
(4)	Mr. Miller joined the Corporation in September 2012. Mr. Miller’s bonus in 2012 was based on his performance from his start date. Mr. Miller became the Corporation’s Chief Executive Officer effective August 1, 2013, prior to which he was President and Chief Operating Officer.
(5)	Mr. McNeill terminated his employment with the Company in September 2014. Mr. McNeill’s Other Compensation is for unused vacation time which was paid to him when he terminated his employment.
(6)	Mr. Bartels joined the Corporate in February 2013. Mr. Bartels’ bonus in 2013 was based on his performance from his start date.
(7)	Mr. Fritts joined the Corporation in February 2013. Mr. Fritts’ bonus in 2013 was based on his performance from his start date.

Outstanding Option-Based Awards

The following table sets out all of the options that had been granted and are outstanding to any of the NEOs as of December 31, 2014.

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Option Based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price (CDN)	Option expiration date	Value of unexercised in the money options
Jay D. Miller	600,000	$4.35	13-Sep-2018	-
	33,655	$3.33	15-Mar-2019	-
	250,000	$2.57	16-Aug-2019	-
	100,000	$1.39	20-Dec-2019	-
Jeffery Bartels	10,000	$3.33	15-Mar-2019	-
	10,000	$2.75	07-May-2019	-
	7,890	$1.94	10-Mar-2020	-
	20,000	$0.47	29-Oct-2020	$9,099
Mark Reade	100,000	$5.52	10-Nov-2016	-
	7,184	$7.27	16-Feb-2017	-
	25,715	$7.18	03-Mar-2018	-
	28,800	$2.73	06-Mar-2018	-
	100,000	$3.80	13-Aug-2018	-
	33,715	$3.33	15-Mar-2019	-
	70,000	$1.39	20-Dec-2019	-
Meir Dahan	590	$2.01	27-Feb-2015	-
	57,038	$6.45	03-Mar-2016	-
	11,001	$7.27	16-Feb-2017	-
	90,000	$2.73	17-Nov-2017	-
	26,250	$7.18	03-Mar-2018	-
	29,400	$2.73	06-Mar-2018	-
	37,680	$3.33	15-Mar-2019	-
	80,000	$1.39	20-Dec-2019	-
Mike Fritts	165,000	$3.33	15-Mar-2019	-
	70,000	$1.39	20-Dec-2019	-

Incentive Plan Awards – Value Vested or Earned During the Year

During the year, no option-based awards or share-based awards vested with a value. The value of options based awards vest during the year is calculated as the difference in fair market value of the shares and the exercise price per share on the date they vested in favor of the NEO. No non-equity incentive plan compensation was earned during the year.

Pension Plan Benefits - Defined Contribution Plan

The Company contributes to a defined contribution pension plan for all its employees, including NEOs. The Company makes a matching contribution equal to 50% of the employee’s contribution, to a maximum of 3% of the employee’s annual remuneration (subject to regulatory maximums). Employer contributions vest immediately.

The following table sets out contributions and year-end values of the defined contribution pension plan for the NEOs as of December 31, 2014.

Name	Accumulated value at start of year	Compensatory	Accumulated value at year end
Jay D. Miller	$27,459	$8,874	$54,403
Jeffery Bartels	$8,085	$4,800	$23,114
Mark Reade	$35,467	$8,874	$60,230
Meir Dahan	$126,637	$4,604	$143,996
Mike Fritts	$4,461	$7,650	$33,833

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Termination and Change of Control Benefits

Each of the CEO and Executive Vice President NEOs is party to an employment agreement with the Corporation that sets forth certain instances where payments and other obligations arise upon termination of their employment and/or upon a change of control. Mr. Bartels is not a party to an employment agreement.

These employment agreements provide for the following payments and benefits upon termination without just cause:

•	A lump sum payment for twelve months base salary, and
•	A lump sum payment for any earned bonus to the date of termination.
•	In addition, the NEO is entitled to continue to receive benefits under the Corporation’s employee group benefit plans, except for long-term disability, for a period of one year or the NEO would be entitled to a payment equal to the cost of replacing such benefits for that period.

All unvested stock options previously granted to the NEOs would lapse upon the termination of employment and their vested options would remain exercisable for a period of 90 days after termination before expiring.

In addition to the above, in the event of a change of control of the Corporation, all of the options previously granted to the NEOs would immediately vest in favor of the NEO.

Payments on Termination

The following table describes, as of December 31, 2014, the payments each NEO would receive in connection with any termination, resignation, retirement, change in control of the company or a change in the NEO’s responsibilities.

Name	Estimated Payment(1)
	Salary	Other
Jay D. Miller	2 year’s salary	1 year benefits and eligible bonus
Jeffery Bartels	Nil	Nil
Mark Reade	1 year salary	1 year benefits and eligible bonus
Meir Dahan	1 year salary	1 year benefits and eligible bonus
Mike Fritts	1 year salary	1 year benefits and eligible bonus

(1)	Estimated payment is based on termination without just cause. A resignation, termination with just cause, retirement, or a change in control of the company would not trigger a benefit for the NEO.

Compensation Consultant Fees

The Company did not retain the services of a compensation consultant for 2014 or 2013.

Compensation of Directors

In 2014, the Corporation’s non-executive directors and Chairman of the Board (for the purposes of this section, the ‘Directors’) receive an annual cash retainer of CDN $40,000 and CDN $100,000, respectively. All cash retainers are paid in quarterly installments, plus board fees of CDN $1,500 per meeting. In addition, on an annual basis, the Chair of the Audit and Governance Committee receives a CDN $25,000 fee for serving in such capacity and the Chair of the Compensation Committee receives an additional fee of CDN $15,000 for serving in such capacity, each paid in quarterly installments. All of the directors are eligible to recover out-of-pocket expenses to attend any meetings of the Directors or committees thereof.

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All new non-executive Directors are eligible to receive option awards. The Corporation believes that the option grants to Directors enable it to recruit qualified individuals to serve on the Board and ensure they have a significant stake in the performance of the Corporation. The Compensation Committee will recommend the appropriate number of option grants to any new non-executive Directors.

The Compensation Committee is responsible to review the Directors’ overall compensation levels. The Committee undertook a review of the fees for 2013 and determined there was no requirement to increase the fees to ensure that the cash portion of the Corporation’s director compensation remains competitive. The review did reveal however, a shortcoming in the equity portion of Directors’ overall compensation. As a result, additional options were granted to all Board members.

Director Compensation Table

The following table provides information regarding compensation provided to the Corporation’s non-executive Directors during the financial year ended December 31, 2014.

Name	Fees Earned	Option awards (1)	Non-equity incentive plan compensation	Pension Value	All other compensation	Total
	($)	($)	($)	($)	($)	($)
H. David Graves	97,329	13,988	-	-	-	111,317
Stephen Armstrong	43,006	13,988	-	-	-	56,994
Carey Diamond	56,587	13,988	-	-	-	70,575
William Fraser	65,641	13,988	-	-	-	79,629

James Hickey	43,006	13,988	-	-	-	56,994
Blaine Hobson	41,648	13,988	-	-	-	55,636

(1)	The fair value of the option awards is calculated using the Black-Scholes option valuation model at the time of grant. These grants were issued effective March 10, 2014 at an exercise price of $1.94 (CND) and a term of 6 years, unless otherwise noted.

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Directors – Outstanding Unexercised Options

The following table sets out all of the options in favor of the Corporation’s non-executive Directors as of December 31, 2014.

Options based awards
Name	Number of securities underlying unexercised options (#)	Option exercise price (CDN)	Option expiration date	Value of unexercised in the money options
Stephen Armstrong	45,000	$1.27	7-Nov-2019	-
	15,000	$1.94	10-Mar-2020
Carey Diamond	10,000	$5.60	16-Dec-2015	-
	60,000	$2.73	17-Nov-2017	-
	15,000	$3.33	15-Mar-2019	-
	15,000	$1.94	10-Mar-2020
William Fraser	10,000	$5.60	16-Dec-2015	-
	45,000	$2.73	17-Nov-2017	-
	15,000	$3.33	15-Mar-2019	-
	15,000	$1.94	10-Mar-2020
H. David Graves	18,939	$2.01	27-Feb-2015	-
	23,948	$7.27	16-Feb-2017	-
	57,150	$7.18	03-Mar-2018	-
	67,500	$2.73	06-Mar-2018	-
	67,500	$3.33	15-Mar-2019	-
	15,000	$1.94	10-Mar-2020
James Hickey	45,000	$2.42	20-June-2019	-
	15,000	$1.94	10-Mar-2020
Blaine Hobson	10,000	$5.60	16-Dec-2015	-
	35,000	$2.73	17-Nov-2017	-
	15,000	$3.33	15-Mar-2019	-
	15,000	$1.94	10-Mar-2020

Directors - Incentive Plan Awards – Value Vested or Earned During the Year

During the year, no options based awards or share based awards vested with a value. The value of options based awards vest during the year is calculated as the difference in fair market value of the shares and the exercise price per share on the date they vested in favor of the Director. No non-equity incentive plan compensation was earned during the year.

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE

The Corporation maintains insurance for the benefit of its Directors and officers against liability incurred by them in their respective capacities as Directors and officers. The total amount of insurance coverage, as of the end of the last fiscal year, for the Directors and officers as a group was $35,000,000. The deductible is $100,000. The annual premium payable by the Corporation for such insurance is approximately $290,000. The premium for this policy is not allocated between Directors and officers as separate groups. The Directors and officers are not required to pay any premium for this insurance.

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SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table summarizes the number of Common Shares authorized for issuance from treasury under the Corporation’s equity compensation plans as of December 31, 2014.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights CDN	Number of securities remaining available for future issuance under equity compensation plans(1)
Equity compensation plans approved by the security holders	3,778,197	$3.36	5,610,955
Equity compensation plans not approved by the security holders	None	$-	None

(1)	Excludes securities reflected in the first column.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

There was no indebtedness owed to the Corporation during the fiscal year ended December 31, 2014 by any individual who was a Director, executive officer and senior officer of the Corporation (and any associate of the foregoing).

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

H. David Graves, the Chairman of the Board of Directors of IMRIS, exercises control over Norpine Holdings Inc. and Centara Corporation, significant shareholders of IMRIS. IMRIS was incorporated by Mr. Graves in May 2005 to acquire the assets of Innovative Magnetic Resonance Imaging Systems Inc. Other than Mr. Graves, no Director, executive officer or shareholder who beneficially owns, directly or indirectly, or exercises control or direction over more than 10% of the outstanding Common Shares of IMRIS or known associate or affiliate of any such person, has or had any material interest, direct or indirect, in any transaction within the last three years or in any proposed transaction, that has materially affected or will materially affect IMRIS.

On December 24, 2014, the Corporation completed a private placement offering of 10,563,380 units at an offering price of $0.284 per unit. Each unit consisted of one common share and one and a quarter common share purchase warrants. Each whole warrant is exercisable into one common share during the period starting June 24, 2015 and ending on June 24, 2020 at an exercise price per common share of $0.3692. The offering was negotiated with third parties at arm’s length by a special independent committee of the Company’s Board of Directors. H. David Graves, Carey Diamond, Blaine Hobson, and William Fraser, each of whom are directors of the Company, participated in the offering individually or through their respective affiliates. See “Statement of Corporate Governance Practices – Other Committees” for more information.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board and senior management of the Corporation consider good corporate governance to be central to the effective operation of the Corporation. As part of the Corporation’s commitment to effective corporate governance, the Board, with the assistance of the Audit and Governance Committee, monitors changes in legal requirements and best practices.

Corporate governance relates to the activities of the Board, the members of which are elected by and are accountable to the shareholders, and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day-to-day management of the Corporation. National Policy 58-201 Corporate Governance Guidelines (“NP-201”) establishes corporate governance guidelines, which apply to all public companies. These guidelines are not intended to be prescriptive but to be used by issuers in developing their own corporate governance practices. Pursuant to National Policy 58-101 Disclosure of Corporate Governance Practices (“NP 58-101”) which came into effect for financial years ending on or after June 30, 2005, the Corporation is required to disclose its corporate governance practices.

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The Board and the Corporation have devoted significant attention and resources to ensuring that the Corporation’s system of corporate governance meets or exceeds applicable legal and stock exchange requirements in both the Canada and the United States. Of particular note, the Board together with the Corporation adopted a Code of Business Conduct and Ethics (the “Code”) applicable to all directors, officers and employees of the Corporation. With input from the relevant committees, the Board also devised the charters of the Audit and Governance Committee and the Compensation Committee. The Corporation’s AIF for its 2014 fiscal year is or will be filed on SEDAR at www.sedar.com and the SEC at www.sec.gov.

Set out below is a description of certain corporate governance practices of the Corporation.

Board of Directors

National Policy 58-201 recommends that boards of directors of reporting issuers be composed of a majority of independent directors. With five of seven of the Corporation’s current directors considered independent, the Board is composed of a majority of independent directors. The five independent directors are: James Hickey, Blaine Hobson, Carey Diamond, William Fraser and Stephen Armstrong. Two directors have material relationships with the Corporation and are therefore not independent. Jay D. Miller, President and Chief Executive Officer of the Corporation, is considered to have a material relationship with the Corporation due to his executive officer position. H. David Graves is considered to have a material relationship with the Corporation due to his previous role as the Chief Executive Officer and his shareholdings.

The Corporation takes steps to ensure that adequate structures and processes are in place to permit the Board to function independently of management. The independent Directors are encouraged to hold meetings and/or discussions without the attendance of management if and when necessary, including during or after the regularly scheduled quarterly Board meetings. The Audit and Governance Committee also has discussions with the auditors without management present. The independent Directors have unfettered access to information regarding the Corporation’s activities, and have the ability to engage outside advisors and the power to meet independently of Management.

The Chairman of the Board is considered to have a material relationship with the Corporation by virtue of being the former Chief Executive Officer of the Corporation within the last 3 years and is therefore deemed not to be an independent director by NP 58-101. However, given the background of the current Chairman and the role of the chair in ensuring that adequate and proper information is made available to the Board, a crucial element for effective corporate governance, in the Board’s view the role of chair is best filled by the Chairman who has intimate knowledge of the Corporation.

Board Mandate

The Board is responsible for the overall stewardship of the Corporation. The Board discharges this responsibility directly and through delegation of specific responsibilities to committees of the Board, the Chairman and officers of the Corporation, all as more particularly described in the Board Mandate adopted by the Board.

As set out in the Board Mandate, the Board has established two committees to assist with its responsibilities: the Audit and Governance Committee and the Compensation Committee. Each of the Audit and Governance Committee and the Compensation Committee has a charter defining its responsibilities. The Board does not have an executive committee.

The Board Mandate is attached as Appendix “A” to this Circular.

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Audit and Governance Committee

The directors have appointed an Audit and Governance Committee consisting entirely of independent directors, being, Stephen Armstrong, William Fraser and James Hickey, all of whom are financially literate within the meaning of Multilateral Instrument 52-110 (Audit Committees). The responsibilities and mandate of the Audit and Governance Committee are set out in an Audit and Governance Committee Charter. The primary purposes of the Audit and Governance Committee are to:

•	manage, on behalf of the Corporation's shareholders, the relationship between the Corporation and its external auditor and enhance the independence of the external auditor,
•	assist the Board in meeting its financial oversight responsibilities, oversee the audit and financial reporting process and increase the credibility and objectivity of financial reporting,
•	oversee the design, implementation and ongoing effectiveness of a system of internal controls,
•	oversee the process by which the Corporation assesses and manages risk, and
•	identify candidates for director positions.

The Audit and Governance Committee is also responsible for:

•	establishing procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting practices, financial reporting, internal accounting controls or auditing matters,
•	establishing procedures for the confidential, anonymous submission by the Corporation’s employees of concerns regarding questionable accounting or auditing matters, and
•	monitoring compliance with the Corporation's Whistleblower Protection Policy on Financial Matters.

The Audit and Governance Committee also takes a leadership role in shaping the Corporation's corporate governance practices by overseeing and assessing the functioning of the Board and the committees of the Board and developing, implementing and assessing effective corporate governance processes and practices. It is also responsible for reviewing and recommending the adoption of the Corporation's strategic corporate policies, including its Disclosure and Confidentiality Policy, Insider Trading Policy, Code of Business Conduct and Ethics, and other relevant policies associated with ensuring an effective system of corporate governance and for overseeing the investigation of any alleged breach of any of these policies.

Compensation Committee

The Board has appointed a Compensation Committee consisting of three directors being James Hickey, Carey Diamond and Blaine Hobson, all of whom are independent. The Compensation Committee ensures the independence of its actions by requiring the presence of a majority of independent directors to convene any meeting of the Compensation Committee. The responsibilities and mandate of the Compensation Committee are set out in a Compensation Committee Charter. The primary purposes of the Compensation Committee are to:

•	assist the Board in discharging the Board's oversight responsibilities relating to the compensation, development, succession and retention of the Chief Executive Officer, President and senior management,
•	establish fair and competitive compensation and performance incentive plans.

Other Committees

From time to time, the Board may form ad-hoc committees to consider and advise the Board on various matters. On November 7, 2014, the Board formed a Strategic Committee, comprised of Messrs. Armstrong (independent), Hickey (independent) and Miller, to review the possibility and viability of potential strategic opportunities for the Corporation. Ultimately, the committee negotiated and recommended the private placement completed in December 2014 described under the heading “Interest of Informed Persons in Material Transactions. The committee met five times in 2014.

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Code of Business Conduct and Ethics

The Board has approved a Code of Business Conduct and Ethics (The ‘Code”) for the Company. The Code sets out in detail the core values and the principles by which the Corporation is governed and addresses topics such as: honest and ethical conduct and conflicts of interest; compliance with applicable laws and Corporate policies and procedures; public disclosure and books and records; use of corporate assets and opportunities; confidentiality of corporate information; and reporting responsibilities and procedures.

The code has been filed on and is accessible through SEDAR at www.sedar.com and on the Corporation’s website at www.imris.com.

The Board, through the Audit and Governance Committee, receives reports on compliance with the code. The Board has not granted any wavier of the Code in favor of any directors, officers or employees since the Code was adopted by the Board. Accordingly, no material change has been required or filed.

Prior to the Corporation entering into any “Related Transaction”, the Audit and Governance Committee must review the transaction and recommend its approval or rejection by the Board. A “Related Transaction” means a business transaction or contract between the Corporation and a party in which a director or officer has a direct or indirect interest. This direct or indirect interest could exist by virtue of the following:

i)	the party is the director or officer;
ii)	the director or officer, or their relative or spouse, is on the Board of Directors or is an officer of the party entering into such a business transaction with the Corporation; or
iii)	the director or officer, or their relative or spouse, has a financial interest in the party entering into such a business transaction with the Corporation.

The Board has approved a number of policies and procedures to provide guidance to employees concerning business conduct. The Corporation has created a document, which references all policies and guidelines that employees are expected to comply to. This document includes the following policies:

•	Code of Business Conduct and Ethics
•	Corporate Disclosure and Confidentiality Policy
•	Insider Trading Policy
•	Whistleblower Protection Policy on Financial Matters

Management provides these policies to employees when starting their employment with the Corporation and they are asked to acknowledge, accept and comply with the policies. Annually, all employees are required to read the policies and acknowledge that they comply with the policies.

Board and Committee Attendance of Directors

Since the beginning of the fiscal year ended December 31, 2014, the Board of Directors formally met 13 times, the Audit and Governance Committee formally met 5 times, and the Compensation Committee formally met 2 times.

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Attendance records of the members of the Board of Directors and committee members with respect to fiscal 2014 are as follows:

Board Member	Board Meetings		Committee Meetings
	Attendance/Meetings		Committee	Attendance /Meetings
H. David Graves	12/13	92%	N/A	N/A	N/A
Stephen Armstrong	13/13	100%	Audit and Governance	5/5	100%
Carey Diamond	13/13	100%	Compensation	2/2	100%
William Fraser	12/13	92%	Audit and Governance	4/5	80%
James Hickey	12/13	92%	Audit and Governance Compensation	5/5 2/2	100% 100%
Blaine Hobson	12/13	92%	Compensation	2/2	100%
Jay D. Miller	13/13	100%	N/A	N/A	N/A

Directorships with Other Issuers

The Corporation and the Board recognize the significant commitment involved in being a member of the Board. Accordingly, the Code requires directors to notify the Chairman prior to serving on another corporate board of directors or with any governmental advisory or charitable organization. The Audit and Governance Committee is responsible for evaluating whether continued membership on the Board is appropriate.

The following are currently directors of other reporting issuers:

Stephen Armstrong	Delphax Technologies, Inc. (OTC::DLPX)

Position Descriptions

Position descriptions for the Chairs of the Audit and Governance Committee and the Compensation Committee are set out in the mandates of each of these Committees.

The CEO and Chairman are responsible for the overall management of the Corporation including directly supervising the senior management team. The Board provides the CEO and Chairman with direction at regularly scheduled Board meetings.

Orientation and Continuing Education

The Audit and Governance Committee is responsible for the orientation and education of any new directors. The committee, on behalf of the Board, ensures that every new director has the competencies, skills and time availability required to fill the position adequately. The Corporation provides an orientation program to new directors. The program consists of reports and meetings with senior management of the Corporation to review the business, technology and affairs.

The Corporation also provides directors with continuous opportunities to increase their knowledge and understanding of the Corporation’s business. Briefings on strategic issues are conducted regularly, and typically include reviews of the competitive environment, the Corporation’s performance relative to its peers, and any other developments that could materially affect the Corporation’s business.

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As set out by its charter, the Audit and Governance Committee is to at least annually, formally review and make recommendations, on the composition of the Board and its committees, including a review of what skills the Board, as a whole, should possess and currently possesses.

Nomination of Directors

The Board does not have a Nominating Committee. These responsibilities have been assigned to the Audit and Governance Committee under its charter. The committee has the responsibility for proposing new directors to the Board. The committee will review annually the competencies and skills the Board, as a whole, should possess and currently possesses and review the appropriate size of the Board in order to facilitate effective decision-making.

Assessments

In 2014, the Board initiated a formal evaluation process to assess the effectiveness and contribution of the Board as a whole, each Committee and the contribution of individual directors. The results of the evaluation and recommendations related thereto were finalized in 2014 and were discussed and considered by the Board. The Chair of the Audit and Governance Committee receives feedback annually from the other directors to assess the effectiveness of the operation of the Board, its committees and individual directors. When required, he recommends improvements to the Board.

Term Limits

The Board has not adopted a mandatory retirement policy or term limit for directors. The Board believes that mandatory retirement and term limits may result in the loss of effective directors with deep knowledge of the Corporation. Instead, the Corporation follows a robust director assessment process each year to ensure that director effectiveness and renewal of the Board are considered together.

Policies Regarding the Representation of Women

The Company is committed to fostering an open and inclusive workplace culture. The Company’s Code of Business Conduct and Ethics underscores a commitment to diversity and recognizes it as a tremendous asset. The code of business conduct and ethics explicitly states that the Company and its affiliates are firmly committed to providing equal opportunity in all aspects of employment. Women have been, and will continue to be, considered by the Company and the Board in the making of executive officer appointments and Director nominations.

ADDITIONAL INFORMATION

Financial information for the financial year ended December 31, 2014 is provided in the Corporation’s consolidated financial statements and management’s discussion and analysis (“MD&A”). Security holders who wish to be added to the mailing list for the annual and interim financial statements and MD&A should complete the appropriate sections of the proxy or contact the Corporation’s Corporate Secretary at 5101 Shady Oak Road, Minnetonka MN 55343.

The Corporation’s consolidated financial statements and MD&A for the fiscal period ended December 31, 2014 and other information relating to the Corporation is available on SEDAR at www.sedar.com and the website of the SEC at www.sec.gov.

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SHAREHOLDER PROPOSALS

The Canada Business Corporations Act permits certain eligible shareholders of the Corporation to submit shareholder proposals to the Corporation, which proposals may be included in a management proxy circular relating to an annual meeting of shareholders, the final day by which the Corporation must receive shareholder proposals for the next annual meeting of the shareholders of the Corporation is 90 days before March 13, 2016.

DIRECTORS’ APPROVAL

The undersigned hereby certifies that the directors of the Corporation have approved the contents and the sending of this Circular.

DATED:   March 30, 2015

H. David Graves
Chairman
IMRIS Inc.
Winnipeg, Manitoba

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APPENDIX “A”

IMRIS INC.

BOARD OF DIRECTORS

MANDATE

Appointment and Composition

Directors of IMRIS Inc. (“IMRIS”) are elected annually by shareholders and, together with those appointed to fill vacancies or appointed as additional directors throughout the year, collectively constitute the IMRIS Board of Directors (the “Board”). The Board elects a Chair of the Board (the “Chair”). The composition of the Board, including the qualification of its members, shall comply with the applicable requirements of the Canada Business Corporations Act, the Toronto Stock Exchange, the NASDAQ Stock Market and applicable securities regulatory authorities, as adopted or in force or amended from time to time. In this regard, at least 25% of the directors must be “resident Canadian” as defined by the Canada Business Corporations Act and at least a majority of members of the Board must qualify as “independent” directors in accordance with the rules of applicable securities regulators and stock exchanges (collectively, the “Independence Rules” and references herein to “independent” shall satisfy the meaning given into the term in all applicable Independence Rules).

Accountability and Mandate

The Board has the statutory power and obligation to supervise the management of IMRIS. The Board’s relationship with IMRIS is guided by a fiduciary principle that requires each director to act honestly and in good faith with a view to the best interests of the Company. In exercising their powers and discharging their duties, every director must exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

The Board’s primary role is one of stewardship. The Board oversees the operations of IMRIS and supervises its management, which is responsible for the day-to-day conduct of the business. The Board establishes IMRIS’ policies, monitors its strategic direction and evaluates, on an ongoing basis, whether resources are being managed in a manner consistent with the enhancement of shareholder value, ethical considerations and corporate social responsibility. The Board also discharges its responsibilities through standing committees which currently include the following committees: Compensation Committee and Audit and Governance Committee. The charter of each standing committee prescribes its duties and responsibilities and is reviewed periodically by the Board.

In carrying out its responsibilities, the Board focuses on the following specific matters:

(a)	ensuring the protection and advancement of shareholder value;

(b)	setting IMRIS’ moral and ethical norms and satisfying itself, to the extent feasible, as to the integrity of the Chief Executive Officer (the “CEO”) and other executive officers and that the CEO and other executive officers create a culture of integrity throughout IMRIS;

(c)	monitoring compliance with Code of Business Conduct and Ethics (the “Code”) and Whistleblower Protection Policy on Financial Matters and, as appropriate, approving any waivers to the Code;

(d)	approving the annual corporate compensation plan and guidelines, including compensation for the CEO, senior management and for individual directors, with recommendations from the Compensation Committee and Audit and Governance Committee;

(e)	succession planning, including appointing, training, monitoring and terminating senior management pursuant to the recommendations of the Compensation Committee and Audit and Governance Committee;

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(f)	oversight of strategic direction and development and review of ongoing results of operations and approving, on an annual basis, a strategic plan which takes into account the opportunities and risks of the business;

(g)	overseeing internal control and management information systems;

(h)	identifying the principal risks of business and ensuring the implementation of appropriate systems to monitor and manage those risks;

(i)	oversight of investor relations and public relations activities and IMRIS’ disclosure policy, with primary emphasis on communication with shareholders, receipt of shareholder feedback and responses to shareholder concern;

(j)	approving annual and interim financial results, MD&A, annual information form, management proxy circulars and their publication;

(k)	overseeing all matter relating to IMRIS’ legal, regulatory and financial integrity; and

(l)	adopting, pursuant to the recommendation of the Compensation Committee and Audit and Governance Committee, a system of corporate governance policies and practices, including an annual review.

Executive Sessions

In order to encourage and enhance communication, the independent members of the Board must hold regularly scheduled executive sessions at which only the independent directors are present. It is contemplated that executive sessions will occur at least twice a year and perhaps more frequently, in conjunction with regularly scheduled board meetings.

Individual Directors

The Board seeks directors from diverse professional and personal backgrounds with both a broad spectrum of experience and expertise and a reputation for business acumen and integrity. Potential new directors are assessed on their individual qualifications as well as skill, age and experience in the context of the needs of the Board. Individual directors are also expected to:

•	prepare for each Board and committee meeting and maintain an excellent Board and committee meeting attendance record;

•	participate fully and frankly in Board deliberations and discussions and demonstrate a willingness to listen to others’ opinions and consider them;

•	think, speak and act independently and be willing to raise tough questions in a manner that encourages open discussion;

•	focus inquiries on issues related to strategy, policy and results rather than day-to-day issues of corporate management;

•	participate on committees and become knowledgeable about the duties, purpose and goals of each committee;

•	become knowledgeable about IMRIS’ business and the industry in which it operates, including the regulatory, legislative, business, social and political environments;

•	participate in director orientation and development programs;

•	become acquainted with senior managers;

•	visit IMRIS offices when appropriate; and

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•	annually review the Board Mandate and any other documents used by the Board in fulfilling its responsibilities.

Measures for Receiving Shareholder Feedback

IMRIS has developed a Corporate Disclosure and Confidentiality Policy (the “Disclosure Policy”) to facilitate consistent disclosure practices aimed at informative, timely and broad dissemination of material information to the market in compliance with applicable securities laws and the rules and policies of the Toronto Stock Exchange. The Disclosure Policy Committee established under the Disclosure Policy is responsible for overseeing and monitoring communications with, and responses to inquiries from, both institutional and individual investors and the financial community consistent with the Policy’s objectives.

IMRIS’ spokespersons as appointed by the Disclosure Policy Committee from time to time are available to shareholders by telephone, fax and e-mail and the Company maintains extensive material of interest to shareholders and investors on the Company’s web site at www.imris.com.

General

The Board shall review and assess the adequacy of the mandate of the Board annually.

Nothing in this mandate is intended, or is to be construed, to impose on any member of the Board a standard of care or diligence that is in any way more onerous or extensive than the standard required by law.

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